Suite 900- 510 Burrard Street, Vancouver, British Columbia Canada  V6C 3A8 Tel:  (604) 687-6600 Toll Free:  1-888-411-GOLD Fax:  (604) 687-3932 Email:  info@aurizon.com Web Site:  www.aurizon.com

April 11, 2006
File:  225
FILED VIA SEDAR

British Columbia Securities
Alberta Securities Commission
Commission d’accès à l’information
Manitoba Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Dear Sirs:

RE:

CERTIFICATE RE DISSEMINATION TO SHAREHOLDERS
Proxy Material for Annual General Meeting scheduled for May 16, 2006
Record Date:  March 20, 2006 / Mailing Date:  April 11, 2006

We wish to confirm that as of the captioned mailing date the following materials had been disseminated by prepaid mail to registered holders of Common Shares of the Company:

1.

Notice of Annual General Meeting of Shareholders and Management Proxy Information Circular;

2.

Instrument of Proxy;

3.

Supplemental Request Forms;

4.

2005 Annual Financial Report1; and

5.

Return envelope.

Yours very truly,

AURIZON MINES LTD.

J.A. Stokke Kemp,
Corporate Secretary

Enclosures

cc\encl:

DuMoulin Black (1 Set)
cc\encl:

Computershare Trust Company of Canada (1 Set)
cc\encl:

PricewaterhouseCoopers (1 Set)
cc\encl:

U.S. Securities & Exchanges Commission (File #0-22672; filed via EDGAR)

________________________

1

For shareholders resident in Canada, the 2005 Annual Financial Report was mailed on March 30, 2006 to only those shareholders who have requested to be added to the Company’s mailing list for financial reports.